UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTLINX INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

83172Y 103
(CUSIP Number)

Citiglobal Ltd.
Attention: Manohar Loka Reddy
6th Floor, Newton Building
Sir William Newton Road
Port Louis, Mauritius
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172Y 103

1.	Names of Reporting Persons:	Citiglobal Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: Republic of Mauritius

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	17,500,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	17,500,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	67.3%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 83172Y 103

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Smartlinx Inc. (formerly Cignus Ventures Inc.), a Nevada Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 103 East Holly Street, Suite 410, National Bank Building, Bellingham, WA 98225.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Citiglobal Ltd. (“Citiglobal”), a company formed under the laws of the Republic of Mauritius (the “Reporting Person”).

The address of the corporate office of Citiglobal is 6th Floor, Newton Tower, Sir William Newton Road, Port Louis, Mauritius.

Citiglobal is a private company principally engaged in the business of investing in technology companies. Mr. Manohar Loka Reddy is the sole officer and director of Citiglobal.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 7, 2009, pursuant to a share purchase agreement, dated August 20, 2009 among Smartlinx VoIP Networks Private Limited, the Issuer, Smartlinx Acquisition Corp. (“Cignus Sub”), the Issuer’s wholly owned subsidiary, David K. Ryan and Citiglobal whereby Citiglobal acquired 3,250,000 shares of the Issuer’s common stock and warrants to acquire 4,250,000 shares of common stock at a price of $0.02 per share until October 6, 2011. In consideration of the share and warrant issuances, Citiglobal transferred all of its interest in Smartlinx to Cignus Sub (as described below).

Concurrently, Citiglobal purchased 10,000,000 shares of the Issuer’s common stock from Mr. Ryan for aggregate proceeds of $10,000. Citiglobal paid for the purchase price of the shares acquired from Mr. Ryan.

ITEM 4.	PURPOSE OF TRANSACTION

On October 7, 2009, pursuant to the Share Purchase Agreement, the Issuer acquired Smartlinx, a corporation formed under he laws of India, from Citiglobal. Smartlinx is engaged in the business of providing support and back office solutions for VoIP and providing online tutoring through its Live Tutor Website (“Live Tutor”). In consideration of Smartlinx, the Issuer issued 3,250,000 shares of the Issuer’s common stock and warrants to acquire 4,250,000 shares of common stock at a price of $0.02 per share

CUSIP No. 83172Y 103

until October 6, 2011 to Citiglobal. Concurrently, Citiglobal purchased 10,000,000 shares of the Issuer’s common stock from Mr. Ryan for aggregate proceeds of $10,000.

Upon closing of the acquisition of Smartlinx, Abraham Joy replaced David K. Ryan as the CEO, CFO, President, Secretary and Treasurer as well as a member of the Board of Directors of the Issuer as contemplated under the provisions of the Share Purchase Agreement. The Issuer also appointed Job Thomas Thekkekkara and Nyayapathi Sunder Raj as directors of the Issuer.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of October 7, 2009, the Reporting Person beneficially own the following securities of the Issuer:

CUSIP No. 83172Y 103

Name	Title of Security	Amount	Percentage of Shares of Common Stock
Citiglobal Ltd.	Common Stock	17,500,000(1)	67.3%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of October 7, 2009 there were 21,750,000 shares of common stock issued and outstanding

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 13,250,000 shares held directly by Citiglobal; and (ii) warrants to purchase 4,250,000 shares of common stock at a price of $0.02 per share until October 6, 2011.

(b)	Power to Vote and Dispose of the Issuer Shares:

All of the 17,500,000 shares of the Issuer’s common stock beneficially owned by Citiglobal are owned directly by Citiglobal which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to October 7, 2009 other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 83172Y 103

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citiglobal Ltd.

Date: October 14, 2009	By: /s/ Manohar Loka Reddy
Manohar Loka Reddy, Director